SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company – CNPJ/MF nº 02.558.115/0001 -21 – NIRE 33300276963

TIM CELULAR S.A.
Privately-held Company – CNPJ/MF n° 04.206.050/0001 -80 – NIRE 35300182910

MAXITEL S.A.
Privately-held Company – CNPJ/MF n° 01.009.686/0001 -44 – NIRE 31300013952

TIM SUL S.A.
Privately-held Company – CNPJ/MF n° 02.332.397/0001 -44 – NIRE 41300038228

TIM NORDESTE TELECOMUNICAÇÕES S.A.
Privately-held Company – CNPJ/MF n° 02.336.993/0001 -00 – NIRE 26300010437

MATERIAL FACT

TIM PARTICIPAÇÕES S.A. (“TIMPART”), TIM CELULAR S.A. (“TIM CELULAR”), MAXITEL S.A. (“MAXITEL” and, jointly with TIM CELULAR, the “Merging Companies”), TIM SUL S.A. (“TIM SUL”) and TIM NORDESTE TELECOMUNICAÇÕES S.A. (“TIM NORDESTE” and, jointly with TIM SUL, the “Merged Companies”, as well as all companies jointly designated as the “Companies”), hereby, pursuant to the provisions set forth under paragraph 4 of art. 157 of Law nº 6,404/76 and CVM Instruction nº 358/02, as amended by CVM Instruction nº 369/02, and in connection with the Corporate Reorganization disclosed through the Material Fact published on May 05, 2006, inform their shareholders, the market in general and any other interested parties as follows:

1. Preparatory Corporate Acts. Continuing the merger processes of TIM SUL with and into TIM CELULAR and of TIM NORDESTE with and into MAXITEL (the “Corporate Reorganization”), which were disclosed to the market under the aforementioned Material Fact, the Companies hereby inform that the preparatory corporate acts described in item 5 of said Material Fact, to wit: (a) the capital reduction of TIM CELULAR and MAXITEL for the sole purpose of absorbing accumulated losses; and (b) the increase of the capital stock of TIM CELULAR, without the issue of any new shares, by means of the contribution of the interest held by TIMPART in the capital of its wholly-owned subsidiary TIM NORDESTE, causing TIM NORDESTE to be a wholly-owned subsidiary of TIM CELULAR, were duly approved at the Shareholders’ Meetings of the companies involved held, respectively, on June 7 and June 27, 2006.

2. Capital Increase of the Merging Companies. As established in item 6 of the May 05, 2006 Material Fact, the Companies further inform that the appraisals of the Merged Companies based on their book value have been completed by ACAL Consultoria e Auditoria S.S., such appraisals having May 31, 2006 as reference date, that is to say, one month in advance in relation to the term set in the Material Fact published on May 5, 2006. As a result, and based on said appraisals, the capital stock of TIM CELULAR and MAXITEL shall be increased, respectively, by R$ 1,001,243,385.80 and R$ 613,031,233.93, resulting in a final capital stock after the mergers of R$ 8,409,375,745.35 and R$ 1,560,040,067.97, respectively.

3. Approval and Effectiveness of the Corporate Reorganization. The Corporate Reorganization shall be approved by the Special Shareholders’ Meetings of the Merged Companies and of the Merging Companies to be held on June 30, 2006 (the “Effective Date”). As of said date, the Corporate Reorganization shall be valid and effective, with the consequent dissolution of TIM SUL and TIM NORDESTE, which shall be succeeded in all their rights and obligations by TIM CELULAR and by MAXITEL, respectively.

4. Additional Information. Any other information concerning the Corporate Reorganization may be obtained with the Department of Investor Relations of TIMPART, at the telephone number (21) 4009-3742, with Ms. Joana Dark Serafim.

Rio de Janeiro, São Paulo, Belo Horizonte,
Curitiba and Jaboatão dos Guararapes, June 28, 2006.

Stefano De Angelis
Chief Financial and Investor Relations Officer
TIM PARTICIPAÇÕES S.A.

Stefano De Angelis
Chief Financial Officer
TIM CELULAR S.A.

Stefano De Angelis
Chief Financial Officer
MAXITEL S.A.

Álvaro Pereira de Moraes Filho
Chief Executive Officer
TIM SUL S.A.

Álvaro Pereira de Moraes Filho
Chief Executive Officer
TIM NORDESTE TELECOMUNICAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 29, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer